April 22, 2002

Office of the Chief Accountant
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sir/Madam:

We have read the first four paragraphs of Item 4 included in the Form 8-K/A dated April 22, 2002, of Right Management Consultants, Inc. (the Company) to be filed with the Securities and Exchange Commission and are in agreement with the statements contained therein, with the exception of the reference to the approval by the Company's Board of Directors and its Audit Committee's recommendation to appoint Ernst & Young LLP as the Company's independent public accountants and the fact that the appointment of Ernst & Young LLP is subject to ratification by the Company's shareholders at the 2002 Annual Meeting scheduled for May 2, 2002, of which we have no knowledge.

Very truly yours,

/S/ ARTHUR ANDERSEN LLP

Copy to:  Mr. Charles J. Mallon, Chief Financial Officer
Right Management Consultants, Inc.